Exhibit 99.2

                            GLOBETECH VENTURES CORP.
                       Management's Discussion & Analysis
                     for the six months ended March 31, 2010
                 (and containing information as of May 7, 2010)
                                                                     Page 1 of 7
--------------------------------------------------------------------------------

FORWARD-LOOKING INFORMATION

This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements and information relating to Globetech Ventures Corp. ("Globetech" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Globetech. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Globetech or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Globetech exploration properties. Such statements reflect the current views of Globetech with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Globetech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

INFORMATION ON THE COMPANY

Globetech Ventures Corp. ("Globetech" or the "Company"), a public company quoted on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp. The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP. On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange. Its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996. On July 28, 1998 the Company's shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US $1.00 per share. The Company's common shares began quotation on the OTC Bulletin Board under the symbol CLPZF. On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company's head office and principal place of business is located at Suite 1130 - 789 West Pender Street, Vancouver, British Columbia V6C 1H2.

Globetech's principal business activities are the exploration and development of mineral properties with the intent of developing a mine and the production and processing of mineral resources. The Company does not have any mineral properties containing a known ore deposit. The Company had previously launched a website and was intent in developing a service business from that website. With no significant results and insufficient capital the Company went back to mineral exploration, a business that the directors and officers are familiar with.

MINERAL PROPERTY - GOLD BUCK, BRITISH COLUMBIA, CANADA

On September 30, 2009 the Company signed an option agreement to earn a 100% interest, subject to a 3% Net Smelter Return (NSR) Royalty, in the 500 hectare porphyry copper-gold Goldbuck property in the Quesnel Trough of Central British Columbia. The road accessible property lies 58 kilometres east of Williams Lake.

                            GLOBETECH VENTURES CORP.
                       Management's Discussion & Analysis
                     for the six months ended March 31, 2010
                 (and containing information as of May 7, 2010)
                                                                     Page 2 of 7
--------------------------------------------------------------------------------

The Goldbuck property lies 5 kilometres northeast of the blind Fjordland Exploration Inc. copper-gold-molybdenum Southeast Zone recently discovered on their Woodjam property. The Goldbuck property is underlain by Eocene calc-alkaline volcanic and sediment and Miocene flood basalt cover rocks. The Triassic Jurassic Takomkane batholith lies immediately to the southern boundary of the property.

A property wide soil geochemistry program was completed on the Goldbuck property by a previous company in 2006. This program was successful in identifying two linear copper-in-soil anomalies: A - 150 to 550 metres wide and 1200 metres long and B - 250 to 550 metres wide by 950 metres long. Selective follow up excavator trenching consistently intersected a hardpan layer at a depth of 2.5 metres. Composite soil samples from the base of the trenches returned copper values from 19 to 40 ppm.

Globetech plans a program of Mobile Metal Ion (MMI) soil geochemistry to penetrate through the hardpan layer and 35 line kilometres of follow-up Induced Polarization (IP) surveying to test the copper-in-soil anomalies in advance of diamond drilling.

Globetech is earning a 100% interest, subject to a 3% Net Smelter Return (NSR) royalty by issuing 2.1 million shares and by making cash payments totaling $350,000 over the next 32 months. Globetech can purchase 1/2 of the NSR for $1,000,000 at any time up to the 5th anniversary of the agreement.

R. Tim Henneberry, P.Geo., an independent consultant to Globetech, is the Qualified Person as defined in National Instrument 43-101, Canada, who has reviewed and approved the technical content of the above referenced material.

WEBSITE

During 2008, the Company entered into an agreement to license proprietary website software. The terms are as follow:

     *    cash consideration of $125,000 ($40,416 paid)
     *    issuance of 6 million of shares (issued); and
     *    a maintenance fee of $6,000 per month

Additional development services are billed at cost plus 20%.

The initial term was for one year where after the Company had the right to renew on an annual basis unless terminated by the Company by giving three months' notice. The licensor provides a basic host of services, and would provide or write additional program services at cost plus 20% plus royalties.

Globetech had launched a beta version of its dating site under the website name:
"MATINGCALL.COM". This site was operational with some of its features installed. The purpose was to debug the site and also populate it.

In operating the site for several months the Company did not record any significant increase in membership and decided that it did not have the necessary capital to engage in major marketing campaigns. The Company does not believe organic growth would produce any significant results. The Company

                            GLOBETECH VENTURES CORP.
                       Management's Discussion & Analysis
                     for the six months ended March 31, 2010
                 (and containing information as of May 7, 2010)
                                                                     Page 3 of 7
--------------------------------------------------------------------------------

decided not to pursue this technology and return to mineral exploration. Therefore all the costs related to this website have been written-off in 2009.

MINERAL PROPERTY - GLADYS LAKE, BRITISH COLUMBIA, CANADA

On February 28, 2005, Globetech announced that it had entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon. The Company kept the property on the basis that molybdenum would be a good prospective metal and that this property was in close proximity to a prospective mine going into production. Molybdenum prices soared from a low of $3.00 to over $30.00 per pound but have settled in a range below $10.00. It seemed improbable to raise equity funds on a commodity that is so volatile and the Company decided not to pursue this project. Effectively the Company had no interest in pursuing this property for some time but waited for the vendors to effectively terminate the agreement. There are no residual effects.

The Company incurred total of $109,231 of acquisition and exploration costs which were written off at the end of third quarter of September 30, 2009.

SELECTED ANNUAL INFORMATION

                                                  Year Ended             Year Ended             Year Ended
                                                 September 30,          September 30,          September 30,
                                                    2009                   2008                   2007
                                                 ------------           ------------           ------------
Total Revenues                                   $        Nil           $        Nil           $        Nil
Net loss                                         $   (999,218)          $   (518,856)          $   (600,851)
Net loss per share, basic and fully diluted             (0.03)                 (0.02)                 (0.03)
Total Assets                                           10,725                852,889                107,926
Long Term Liabilities                                     Nil                    Nil                    Nil
Cash dividends declared                                   Nil                    Nil                    Nil
Number of securities outstanding                   32,494,363             32,030,363             20,321,879

RESULTS OF OPERATIONS

Overall the operating expenses for the six months ended March 31, 2010 were down from the previous comparable quarter. Management had reduced overheads during this period where capital resources are very low. Accounting and legal increased as a result of the final audit expense for the year ended September 30, 2009. An accrual of $20,000 was set up with the final billing received by the Company being $35,560.

                            GLOBETECH VENTURES CORP.
                       Management's Discussion & Analysis
                     for the six months ended March 31, 2010
                 (and containing information as of May 7, 2010)
                                                                     Page 4 of 7
--------------------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recently completed quarters are summarized as follows:

For the Quarter Periods Ending on

                                     March 31,     December 31,     September 30,      June 30,
                                       2010            2009             2009             2009
                                    ----------      ---------        ----------       ----------
Total Revenues                      $      Nil      $     Nil        $      Nil       $      Nil
Total Net Income (loss)             $  (51,376)     $ (38,979)       $ (263,695)      $  (25,780)
Basic (Loss) per share              $    (0.00)     $   (0.02)       $    (0.02)      $    (0.00)


For the Quarter Periods Ending on

                                     March 31,     December 31,     September 30,      June 30,
                                       2009            2008             2008             2008
                                    ----------      ---------        ----------       ----------
Total Revenues                      $      Nil      $     Nil        $      Nil       $      Nil
Total Net Income (loss)             $ (315,728)     $ (52,507)       $ (172,512)      $ (104,941)
Basic (Loss) per share              $    (0.00)     $   (0.01)       $    (0.01)      $    (0.00)

LIQUIDITY AND CAPITAL RESOURCES

The Company had a working capital deficiency of $51,867 as at March 31, 2010 compared to a deficiency of $207,757 as at September 30, 2009.

The Company has accepted share subscriptions pursuant to a private placement of up to 15 million units at $0.02 per unit.. Each unit consists of one common share and one share purchase warrant enabling the holder to purchase one additional common share at a price of $0.03 for a period of two years.

During the year ended September 30, 2009

The Company issued 850,000 shares at an average price of US$0.13 for services of which 375,000 are being returned to treasury for cancellation. In addition 11,000 shares valued at $2,310 issued in 2006 for services were returned for cancellation.

During the year ended September 30, 2008

The Company completed a private placement of 3,000,000 units at $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.10 exercisable until June 10, 2009.

The Company entered into a debt settlement agreements to retire debt of $330,938 by issuing 2,608,484 shares at an average price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 and the issuance of 1,155,000 for amounts owing to related parties of $115,500 (Note
7).

The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain financing. The Company obtains financing through the issuance of share capital or from the disposition of its mineral prospects. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain additional financing in the near future will result in the delay of further exploration on the projects.

                            GLOBETECH VENTURES CORP.
                       Management's Discussion & Analysis
                     for the six months ended March 31, 2010
                 (and containing information as of May 7, 2010)
                                                                     Page 5 of 7
--------------------------------------------------------------------------------

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-Balance Sheet Arrangements other than reported in the Notes to the Financial Statements.

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

                                                    March 31,         March 31,
                                                      2010              2010
                                                    --------          --------
Management fees to officers of the Company          $ 18,000          $ 36,000
Accounting fees to an officer                          6,000             9,000
                                                    --------          --------
                                                    $ 24,000          $ 45,000
                                                    ========          ========

As at March 31, 2010 the amount due to related parties included $nil (September 30, 2009 - $111,748) owing to officers and directors for management and accounting fees. The amounts due are unsecured, non-interest bearing and have no fixed terms of repayment. Accordingly, fair value is not determinable.

ADOPTION OF NEW ACCOUNTING POLICIES

Nil

FUTURE CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATIONS, NON-CONTROLLING INTERESTS AND CONSOLIDATED FINANCIAL STATEMENTS

In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after October 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In addition to the above new accounting standards, the Accounting Standards Board ("AcSB"), in 2006, published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International

                            GLOBETECH VENTURES CORP.
                       Management's Discussion & Analysis
                     for the six months ended March 31, 2010
                 (and containing information as of May 7, 2010)
                                                                     Page 6 of 7
--------------------------------------------------------------------------------

Financial Reporting Standards ("IFRS") over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CAPITAL DISCLOSURES

The Company considers its capital to consist of its debt and equity. Its objectives when managing capital are to safeguard the entity's ability to continue as a going concern and to identify, acquire and explore mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. There were no changes in the Company's approach to capital management during fiscal 2009. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

FINANCIAL INSTRUMENTS AND RISK

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

i) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

ii) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and goods and services tax recoverable is due from government agencies.

iii) Currency risk

As of March 31, 2010, the Company does not have assets or liabilities in foreign currency and therefore is not exposed to foreign currency risk.

iv) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2010, the Company had a cash balance of $1,304 to settle current liabilities of $55,350. There is a risk that the Company may not be able to fulfill its obligation when a liability is due. All of the Company's financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

                            GLOBETECH VENTURES CORP.
                       Management's Discussion & Analysis
                     for the six months ended March 31, 2010
                 (and containing information as of May 7, 2010)
                                                                     Page 7 of 7
--------------------------------------------------------------------------------

v) Other price and market risk

The Company's financial instruments are all short term and exposed to other price and market risks should the fair value of future cash flows from financial instruments fluctuate.

Management does not feel that the Company is exposed to significant risk as its financial instruments are not expected to significantly fluctuate over the short term.

CHANGEOVER PLAN TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (IASB) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

For the Company, the changeover to IFRS will be required for interim and annual financial statements beginning on October 1, 2011. As a result, the Company will begin to develop a plan to convert its financial statements to IFRS. The Company will provide training to key employees and will be monitoring the impact of the transition on its business practices, systems and internal controls over financial reporting.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements.

As at May 7, 2010, the Company had the following securities issued and outstanding:

     Common shares                       34,594,363
     Share purchase options               1,800,000
     Share purchase warrants                     --